UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) has resolved to call the annual general meeting of shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 28, 2023 (Tuesday), 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of Financial Statements for the 39th Fiscal Year (2022)

2. Grant of Stock Options

3. Appointment of Independent Non-executive Directors

3-1. Appointment of an Independent Non-executive Director (Kim, Yong-Hak)

3-2. Appointment of an Independent Non-executive Director (Kim, Junmo)

3-3. Appointment of an Independent Non-executive Director (Oh, Haeyun)

4. Appointment of Members of the Audit Committee

4-1. Appointment of a Member of the Audit Committee (Kim, Yong-Hak)

4-2. Appointment of a Member of the Audit Committee (Oh, Haeyun)

5. Approval of the Ceiling Amount of Remuneration for Directors

4. Date of the resolution by the Board	February 23, 2023

• Attendance of independent non-executive directors	Present:	5
	Absent:	0

5. Other important matters relating to an investment decision	• The place and time of the annual general meeting of shareholders may be subject to change by a decision of the Company’s representative director in case of an emergency, including due to COVID-19.

Documents relating to the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 39th Fiscal Year (2022)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors on the financial statements for the 39th fiscal year prepared in accordance with Korean International Financial Reporting Standards as adopted by the Korean Accounting Standards Board will be uploaded to SK Telecom’s website (http://www.sktelecom.com/en/ g Investor Relations g IR Library g Audit Report) and will be made available on the U.S. Securities and Exchange Commission’s website (https://www.sec.gov) in early- to mid-March of 2023.

2.	Grant of Stock Options

A.	Purpose of Grant of Stock Options

In order to maximize the value of the Company by aligning the interests of its management and shareholders, the Company proposes to grant stock options to members of its management to encourage their pursuit of enhancing the long-term value of the Company.

B.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Kang, Jong Ryeol	Head of ICT Infrastructure Center	Registered common shares	22,000
Lim, Bong Ho	Head of Customer CIC	Registered common shares	12,000
Kim, Kyeong Deog	Head of Enterprise CIC	Registered common shares	12,000
Lee, HyunA	Head of Communication Service	Registered common shares	12,000
Cho, Dong Hwan	Head of Cloud Technology	Registered common shares	12,000
Han, Myung Jin	Head of Corporate Strategy	Registered common shares	12,000
Kim, Hyuk	Head of Media Partnership	Registered common shares	12,000
Kim, Jinwon	Head of Corporate Planning	Registered common shares	12,000
Ha, Min Yong	Head of Corporate Development	Registered common shares	12,000
Park, Yong Joo	Head of ESG	Registered common shares	12,000
Cho, Young Log	Head of Corporate Relations	Registered common shares	12,000
Kim, Heesup	Head of Communications	Registered common shares	12,000
Ahn, Jungwhan	Head of Corporate Culture	Registered common shares	12,000
Kim, Yonghun	Head of A. Product	Registered common shares	12,000
Jang, Hyunki	Head of Digital Innovation CT	Registered common shares	12,000
Total:		Registered common shares	190,000

C.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 190,000 registered common shares

•	Grant date: March 28, 2023

•	Exercise period: March 29, 2025 – March 28, 2028

•	Exercise price: arithmetic mean of the volume weighted average closing prices of the two-month, one-month and one-week periods prior to the grant date

•	Other conditions

•	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

•	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

•

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

D.	Summary of Remaining Stock Options and Grant, Exercise and Expiration of Stock Options

•	Summary of remaining stock options as of the date of this report

Total number of shares issued	Shares authorized for grant	Type of shares authorized for grant	Number of shares authorized for grant	Remaining number of shares authorized for grant
218,833,144	15% of the total number of shares issued	Common shares	32,824,971	31,807,081

*

The numbers above reflect the spin-off of certain of the Company’s former businesses (the “Spin-off”) and the stock split of the Company’s common shares (the “Stock Split”), both of which were completed in 2021.

•	Grant, exercise and expiration of stock options granted in the last three fiscal years

Year	Grant date	Number of recipients		Type of shares	Number of shares issuable	Number of shares issued upon exercise	Number of expired stock options	Remaining number of shares issuable
2020	March 26	10		Common shares	387,624	—	11,314	376,310
2021	March 25	13		Common shares	101,060	—	13,270	87,790
2022	March 25	12		Common shares	415,716	—	10,737	404,979
Total		35	*	Common shares	904,400	—	35,321	869,079

*	Recipients who were granted stock options multiple times were counted for each instance of grant. Includes recipients of stock options that have expired.
**	The numbers above reflect the Spin-off and the Stock-Split, both of which were completed in 2021.

3.	Appointment of Independent Non-executive Directors

3-1.	Appointment of an Independent Non-executive Director (Kim, Yong-Hak)

3-2.	Appointment of an Independent Non-executive Director (Kim, Junmo)

3-3.	Appointment of an Independent Non-executive Director (Oh, Haeyun)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for independent non- executive director	Relationship with largest shareholder	Recommended by
Kim, Yong-Hak	January 17, 1953	Yes	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee
Kim, Junmo	September 7, 1976	Yes	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee
Oh, Haeyun	November 13, 1974	Yes	None	Independent Director Nomination Committee
Total: 3 candidates

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents
Kim, Yong-Hak	Professor Emeritus, Yonsei University	2020 - Present 2016 - 2020 2010 - 2012 2004 - 2005

Professor Emeritus, Yonsei University

President, Yonsei University

Dean of Graduate School of Public Administration and College of Social Sciences, Yonsei University

BK Planning Committee, Ministry of Education

None

Kim, Junmo	Associate Professor of Electrical Engineering, KAIST	2016 - Present 2009 - 2016 2005 - 2009	Associate Professor of Electrical Engineering, KAIST Assistant Professor of Electrical Engineering, KAIST Senior Researcher, Samsung Advanced Institute of Technology	None
Oh, Haeyun	Professor of Computing, KAIST	2023 - Present 2021 - 2023 2020 - 2022 2018 - Present 2008 - Present

President, KAIST Artificial Intelligence Research Institute

Vice President, KAIST Artificial Intelligence Research Institute

Civilian Committee Member, the Presidential Committee on the 4th Industrial Revolution

Director, KAIST Center for MARS Artificial Intelligence Research

Professor of Computing, KAIST

None

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Kim, Yong-Hak	None	None	None
Kim, Junmo	None	None	None
Oh, Haeyun	None	None	None

D.	Expected Contributions of Candidates for Independent Non-executive Directors

•	Kim, Yong-Hak

•

Based on his expertise in the field of sociology and experience and leadership gained while serving as the president of Yonsei University, Mr. Kim is expected to perform the duties of an independent non-executive director by expressing his views and providing necessary advice for the Company’s implementation of social values.

•

Based on his three years of service as the chairman of the Board, Mr. Kim is expected to continue to improve the diversity of the Board and enhance the corporate governance standard of the Company by expressing his views. Mr. Kim will vote on key management issues in order to represent the interests of shareholders and the society while also seeking to maximize the Company’s long-term growth and enterprise value.

•

Mr. Kim will perform the duties of an independent non-executive director based on professionalism and independence, and shall be removed from his position if he fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

•	Kim, Junmo

•

Based on his knowledge and experience as an artificial intelligence (“AI”) expert, Mr. Kim is expected to perform the duties of an independent non-executive director by providing professional advice and expressing his views relating to the Company’s current AI and digital transformation businesses and future AI-based business strategies.

•

Based on his understanding of pending management issues and experience gained during his three years of service as an independent non-executive director, Mr. Kim will vote on key management issues in order to represent the interests of shareholders and the society while also seeking to maximize the Company’s long-term growth and enterprise value.

•

Mr. Kim will perform the duties of an independent non-executive director based on professionalism and independence, and shall be removed from his position if he fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

•	Oh, Haeyun

•

Based on her technical expertise in the field of AI-based natural language processing, Ms. Oh is expected to perform the duties of an independent non-executive director by expressing her views of the Company’s future vision and directions relating to AI and providing advice concerning AI-related ethics issues.

•	Ms. Oh will vote on key management issues in order to represent the interests of shareholders and the society while also seeking to maximize the Company’s long-term growth and enterprise value.

•

Ms. Oh will perform the duties of an independent non-executive director based on professionalism and independence, and shall be removed from her position if she fails to meet the qualification requirements for independent directors pursuant to Articles 382-3, Article 542-8 of the KCC and Article 34 of the Enforcement Decree of the KCC.

E.	Reasons for Recommendation of Candidate by the Board

•	Kim, Yong-Hak

•

As a highly respected sociologist who previously served as the president of Yonsei University, Mr. Kim possesses proven leadership skills as well as a deep understanding in the field of sociology. While serving as an independent non-executive director and the chairman of the Board over the last three years, Mr. Kim provided requisite advices for the Company’s implementation of social values based on his strong expertise on social organizations and social networks. In particular, as a chairman of the Board, he actively expressed his views and provided advices on strengthening the Company’s governance and increasing corporate value in connection with the Spin-off (including the Company’s decisions to maintain its dividend levels following the Spin-off and cancel approximately Won 2 trillion of treasury shares). Based on the above, the Board recommends Mr. Kim as a candidate for an independent non-executive director based on its belief that he will continue to contribute to the Board following his re-appointment.

•	Kim, Junmo

•

Mr. Kim is an AI expert specializing in computer vision and signal processing based on deep learning algorithms. Based on his extensive experience and professionalism, the Board believes that Mr. Kim will enhance the diversity and professionalism of the Board. Considering his deep understanding of various businesses pursued by the Company, including AI and digital transformation, gained during his three years of service as an independent non-executive director, the Board recommends Mr. Kim as a candidate for an independent non-executive director based on its belief that he will continue to contribute to the Company’s ongoing transformation into an AI company following his re-appointment by providing objective and professional advice on technology.

•	Oh, Haeyun

•

Ms. Oh is a professor of computing at KAIST and an AI expert who is also serving as the president of KAIST Artificial Intelligence Research Institute. The Board believes that Ms. Oh will contribute to the Company’s further development into an AI company, including by providing in-depth advices on technological directions and AI-related ethics. As Ms. Oh has actively performed numerous research activities and projects through working together with the academic, government and corporate sectors, the Board recommends Ms. Oh as a candidate for an independent non-executive director based on its belief that she will contribute to increasing the diversity and professionalism of the Board based on her extensive experience and professional knowledge.

4.	Appointment of Members of the Audit Committee

4-1.	Appointment of a Member of the Audit Committee (Kim, Yong-Hak)

4-2.	Appointment of a Member of the Audit Committee (Oh, Haeyun)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for independent non- executive director	Relationship with largest shareholder	Recommended by
Kim, Yong-Hak	January 17, 1953	Yes	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee
Oh, Haeyun	November 13, 1974	Yes	None	Independent Director Nomination Committee
Total: 2 candidates

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents
Kim, Yong-Hak	Professor Emeritus, Yonsei University	2020 - Present 2016 - 2020 2010 - 2012 2004 - 2005

Professor Emeritus, Yonsei University

President, Yonsei University

Dean of Graduate School of Public Administration and College of Social Sciences, Yonsei University

BK Planning Committee, Ministry of Education

None

Oh, Haeyun	Professor of Computing, KAIST	2023 - Present 2021 - 2023 2020 - 2022 2018 - Present 2008 - Present

President, KAIST Artificial Intelligence Research Institute

Vice President, KAIST Artificial Intelligence Research Institute

Civilian Committee Member, the Presidential Committee on the 4th Industrial Revolution

Director, KAIST Center for MARS Artificial Intelligence Research

Professor of Computing, KAIST

None

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Kim, Yong-Hak	None	None	None
Oh, Haeyun	None	None	None

D.	Reasons for Recommendation of Candidate by the Board

•	Kim, Yong-Hak

•

The Board recommends Mr. Kim as a candidate for a member of the audit committee, as it believes that he will contribute to the enhancement of the independence of the audit committee and management transparency based on his experience in institution management gained while previously serving as the president of Yonsei University and his deep understanding of management issues gained during his tenure as a member of the audit committee and the chairman of the Board.

•	Oh, Haeyun

•

The Board recommends Ms. Oh as a candidate for a member of the audit committee, as it believes that she will contribute to the enhancement of the independence and professionalism of the Board through her diagnosis of the Company’s technologies based on her extensive experience and knowledge as an AI expert and her background in overseeing AI ethics guidelines as a civilian member of the Presidential Committee on the Fourth Industrial Revolution.

5.	Approval of the Ceiling Amount of Remuneration for Directors

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2023	Fiscal year 2022
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 3,486,749,320
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

Appendix 1. Consolidated Financial Statements

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND DECEMBER 31, 2021, AND

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	35,36	~~W~~	1,882,291	872,731
Short-term financial instruments	5,35,36		237,230	508,677
Short-term investment securities	10,35,36		—	5,010
Accounts receivable – trade, net	6,35,36,37		1,970,611	1,913,511
Short-term loans, net	6,35,36,37		78,590	70,817
Accounts receivable – other, net	6,35,36,37,38		479,781	548,362
Contract assets	8,36		83,058	76,698
Prepaid expenses	7		1,974,315	1,987,503
Prepaid income taxes	32		415	77
Derivative financial assets	22,35,36,39		168,527	30,110
Inventories, net	9		166,355	204,637
Non-current assets held for sale	41		6,377	8,734
Advanced payments and others	6,35,36		171,646	125,798

			7,219,196	6,352,665

Non-Current Assets:
Long-term financial instruments	5,35,36		375	375
Long-term investment securities	10,35,36		1,410,736	1,715,078
Investments in associates and joint ventures	12		1,889,289	2,197,351
Investment property, net	14		25,137	23,034
Property and equipment, net	13,15,37,38		13,322,492	12,871,259
Goodwill	11,16		2,075,009	2,072,493
Intangible assets, net	17		3,324,910	3,869,769
Long-term contract assets	8,36		49,163	41,580
Long-term loans, net	6,35,36,37		26,973	21,979
Long-term accounts receivable – other	6,35,36,37,38		373,951	275,238
Long-term prepaid expenses	7		1,073,422	1,069,148
Guarantee deposits	6,35,36,37		167,441	186,713
Long-term derivative financial assets	22,35,36,39		152,633	187,484
Deferred tax assets	32		6,860	128
Defined benefit assets	21		175,748	18,427
Other non-current assets	6,35,36		14,927	8,556

			24,089,066	24,558,612

Total Assets		~~W~~	31,308,262	30,911,277

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	35,36,37	~~W~~	89,255	190,559
Accounts payable – other	35,36,37		2,427,906	2,071,870
Withholdings	35,36,37		803,555	790,489
Contract liabilities	8		172,348	166,436
Accrued expenses	35,36		1,505,549	1,295,404
Income tax payable	32		112,358	192,221
Derivative financial liabilities	22,35,36,39		—	52
Provisions	20,40		39,683	61,656
Short-term borrowings	18,35,36,39		142,998	12,998
Current installments of long-term debt, net	18,35,36,39		1,967,586	1,430,324
Current installments of long-term payables – other	19,35,36,39		398,874	398,823
Lease liabilities	35,36,37,39		386,429	349,568
Other current liabilities			—	35

			8,046,541	6,960,435

Non-Current Liabilities:
Debentures, excluding current installments, net	18,35,36,39		6,524,095	7,037,424
Long-term borrowings, excluding current installments, net	18,35,36,39		668,125	353,122
Long-term payables – other	19,35,36,39		1,239,467	1,611,010
Long-term lease liabilities	35,36,37,39		1,395,628	1,184,714
Long-term contract liabilities	8		61,574	36,531
Defined benefit liabilities	21		61	13,157
Long-term derivative financial liabilities	22,35,36,39		302,593	321,084
Long-term provisions	20		79,415	65,339
Deferred tax liabilities	32		763,766	941,301
Other non-current liabilities	35,36,37		71,801	52,022

			11,106,525	11,615,704

Total Liabilities			19,153,066	18,576,139

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,25,26		(11,567,117)	(11,623,726)
Retained earnings	27		22,463,711	22,437,341
Reserves	28		391,233	735,238
Equity attributable to owners of the Parent Company			11,318,320	11,579,346
Non-controlling interests			836,876	755,792

Total Shareholder’s Equity			12,155,196	12,335,138

Total Liabilities and Shareholder’s Equity		~~W~~	31,308,262	30,911,277

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Continuing operations
Operating revenue:	4,37
Revenue		~~W~~	17,304,973	16,748,585

Operating expenses:	37
Labor			2,449,813	2,300,754
Commissions	7		5,518,786	5,426,114
Depreciation and amortization	4		3,621,325	3,672,555
Network interconnection			715,285	749,599
Leased lines			268,426	310,141
Advertising			252,402	233,401
Rent			143,747	140,418
Cost of goods sold	9		1,268,124	1,167,417
Others	29		1,454,995	1,361,024

			15,692,903	15,361,423

Operating profit	4		1,612,070	1,387,162
Finance income	4,31		179,838	155,133
Finance costs	4,31		(456,327)	(315,604)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,12		(81,707)	446,300
Other non-operating income	4,30		55,898	114,553
Other non-operating expenses	4,30		(73,620)	(69,353)

Profit before income tax	4		1,236,152	1,718,191
Income tax expense	32		288,321	446,796

Profit from continuing operations			947,831	1,271,395
Profit from discontinued operations, net of taxes	42		—	1,147,594

Profit for the year		~~W~~	947,831	2,418,989

Attributable to:
Owners of the Parent Company		~~W~~	912,400	2,407,523
Non-controlling interests			35,431	11,466
Earnings per share	33
Basic earnings per share (in won)		~~W~~	4,118	7,191
Basic earnings per share - continuing operations (in won)			4,118	3,614
Diluted earnings per share (in won)			4,116	7,187
Diluted earnings per share - continuing operations (in won)			4,116	3,613

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Profit for the year		~~W~~	947,831	2,418,989
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		70,885	16,374
Net change in other comprehensive income of investments in associates and joint ventures	12,28		—	4,796
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,31		(491,853)	920,871
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	12,28		119,707	356,503
Net change in unrealized fair value of derivatives	22,28,31		(21,366)	16,133
Foreign currency translation differences for foreign operations	28		16,401	47,515

Other comprehensive income (loss) for the year, net of taxes			(306,226)	1,362,192

Total comprehensive income		~~W~~	641,605	3,781,181

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	601,193	3,473,445
Non-controlling interests			40,412	307,736

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)		Controlling interests						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year			—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income	12,21,22,28,31		—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

			—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends	34		—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends	34		—	—	(355,804)	—	(355,804)	—	(355,804)
Share option	26		—	75,498	—	—	75,498	12,124	87,622
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(76,111)	—	—	(76,111)	—	(76,111)
Disposal of treasury shares	24		—	57,017	—	—	57,017	—	57,017
Retirement of treasury shares	24		—	1,965,952	(1,965,952)	—	—	—	—
Changes from spin-off	42		(14,146)	(14,460,588)	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries	11		—	137,303	—	—	137,303	(4,435)	132,868

			(14,146)	(12,300,929)	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138

Balance, January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the year			—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss)	12,21,22,28,31		—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

			—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends	34		—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends	34		—	—	(542,876)	—	(542,876)	—	(542,876)
Share option	26		—	72,261	—	—	72,261	—	72,261
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares	24		—	(2,683)	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries	11		—	(12,969)	—	—	(12,969)	40,672	27,703

			—	56,609	(918,828)	—	(862,219)	40,672	(821,547)

Balance, December 31, 2022		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	947,831	2,418,989
Adjustments for income and expenses	39		4,719,438	3,473,779
Changes in assets and liabilities related to operating activities	39		118,106	(568,695)

			5,785,375	5,324,073

Interest received			52,163	37,403
Dividends received			16,388	327,906
Interest paid			(259,719)	(306,634)
Income tax paid			(434,890)	(351,469)

Net cash provided by operating activities			5,159,317	5,031,279

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			264,693	162,565
Decrease in short-term investment securities, net			5,010	32,544
Collection of short-term loans			123,700	137,196
Decrease in long-term financial instruments			330,032	343
Proceeds from disposals of long-term investment securities			104,190	78,261
Proceeds from disposals of investments in associates and joint ventures			342,645	100,634
Proceeds from disposals of non-current assets held for sale			20,136	—
Proceeds from disposals of property and equipment			15,792	61,425
Proceeds from disposals of intangible assets			10,993	14,618
Collection of long-term loans			1,134	4,166
Decrease in deposits			10,056	6,941
Proceeds from settlement of derivatives			1,542	1,495

			1,229,923	600,188
Cash outflows for investing activities:
Increase in short-term loans			(127,263)	(100,209)
Increase in long-term loans			(11,724)	(9,877)
Increase in long-term financial instruments			(330,032)	(21)
Acquisitions of long-term investment securities			(436,753)	(286,566)
Acquisitions of investments in associates and joint ventures			(11,065)	(222,765)
Acquisitions of property and equipment			(2,908,287)	(2,915,851)
Acquisitions of intangible assets			(138,136)	(392,588)
Increase in deposits			(12,146)	(51,274)
Cash outflow for business combinations, net			(62,312)	(107,226)

			(4,037,718)	(4,086,377)

Net cash used in investing activities		~~W~~	(2,807,795)	(3,486,189)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	130,000	—
Proceeds from issuance of debentures			1,200,122	873,245
Proceeds from long-term borrowings			440,000	350,000
Increase in financial liabilities at FVTPL			—	129,123
Cash inflows from settlement of derivatives			768	332
Transactions with non-controlling shareholders			31,151	444,124

			1,802,041	1,796,824
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(50,823)
Repayments of long-term payables – other			(400,245)	(426,267)
Repayments of debentures			(1,390,000)	(890,000)
Repayments of long-term borrowings			(41,471)	(286,868)
Payments of dividends			(904,020)	(1,028,520)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(401,054)	(431,674)
Acquisition of treasury shares			—	(76,111)
Cash outflows resulting from spin-off			—	(626,000)
Transactions with non-controlling shareholders			(367)	(19,406)

			(3,151,923)	(3,850,435)

Net cash used in financing activities			(1,349,882)	(2,053,611)

Net increase (decrease) in cash and cash equivalents			1,001,640	(508,521)
Cash and cash equivalents at beginning of the year			872,731	1,369,653
Effects of exchange rate changes on cash and cash equivalents			7,920	11,599

Cash and cash equivalents at end of the year		~~W~~	1,882,291	872,731

The accompanying notes are an integral part of the consolidated financial statement.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2022, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,846,066	7.69
Institutional investors and other shareholders	131,671,103	60.17
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments. (See note 42)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2022 and 2021 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2022	Dec. 31, 2021
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.4	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*2)	Korea	Cable broadcasting services	—	100.0
	SAPEON Inc.(*2,3)	Korea	Manufacturing non-memory and other electronic integrated circuits	62.5	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2,4)	Korea	Database and Internet website service	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*2,5)	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	—
Others(*6)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2022 and 2021 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Details of changes in the consolidation scope for year ended December 31, 2022 are presented in note 1-(4).

(*3)

The Parent Company newly established SAPEON inc. and the ownership interest of the Parent Company in SAPEON inc. has changed from 100% to 62.5% due to unequal paid-in capital increase of SAPEON Inc. for the year ended December 31, 2022.

(*4)

PS&Marketing Corporation acquired 3,099,112 shares (100%) of SK m&service Co., Ltd. at ~~W~~72,859 million in cash for the year ended December 31, 2022 in order to strengthen the distribution competitiveness and improve the synergy within SKT ICT Family.

(*5)	The Parent Company newly established SAPEON Korea Inc. and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. for ~~W~~40,000 million in cash during the year ended December 31, 2022.

(*6)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.
2)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the year ended December 31, 2022 is as follows:

Subsidiary	Reason
SAPEON Korea Inc.	Established by the Parent Company
SAPEON Inc.	Established by the Parent Company
SK m&service Co., Ltd.	Acquired by PS&Marketing Corporation

2)	The list of subsidiaries that were excluded from consolidation for the year ended December 31, 2022 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Merged into SK Broadband Co., Ltd

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	SK Broadband Co., Ltd. (*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		4,945,627
Current liabilities		(1,707,805)
Non-current liabilities		(1,465,648)
Net assets		3,120,479
Fair value adjustment and others		(1,860)
Net assets on the consolidated financial statements		3,118,619
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528
Net cash provided by operating activities	~~W~~	1,178,249
Net cash used in investing activities		(801,420)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of subsidiaries.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1. Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.1

	As of December 31, 2021
Current assets	~~W~~	1,252,935
Non-current assets		4,744,905
Current liabilities		(1,433,800)
Non-current liabilities		(1,696,357)
Net assets		2,867,683
Fair value adjustment and others		(10,230)
Net assets on the consolidated financial statements		2,857,453
Carrying amount of non-controlling interests		740,771

	2021
Revenue	~~W~~	4,049,156
Profit for the year		198,268
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		198,268
Total comprehensive income		214,003
Profit attributable to non-controlling interests		52,935
Net cash provided by operating activities	~~W~~	1,072,307
Net cash used in investing activities		(615,510)
Net cash used in financing activities		(248,139)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		208,599
Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of subsidiaries.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 7, 2023, which will be submitted for approval at the shareholder’s meeting to be held on March 28, 2023.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement;

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 36), estimated useful lives of costs to obtain a contract (notes 7), property and equipment and intangible assets (notes 3 (7), (9), 13 and 17), impairment of goodwill (notes 3 (12) and 16), recognition of provision (notes 3 (17) and 20), measurement of defined benefit liabilities (notes 3 (16) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 32).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 36.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

As described in note 42, the Parent Company carried out a spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied KIFRS 1105 Non-current Assets Held for Sale and Discontinued Operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4) Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark -based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.4 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)	Leases

A contract is or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	As a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with KIFRS 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(18)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(23)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(28)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2022. The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to KIFRS 1012)

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	KIFRS 1117 Insurance Contracts and amendments to KIFRS 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001).

•	Definition of Accounting Estimates (Amendments to KIFRS 1008).

Appendix 2. Separate Financial Statements

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND DECEMBER 31, 2021, AND

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	1,217,504	158,823
Short-term financial instruments	4,34,35		169,829	379,000
Accounts receivable – trade, net	5,34,35,36		1,425,695	1,514,260
Short-term loans, net	5,34,35,36		70,043	62,724
Accounts receivable – other, net	5,34,35,36,37		435,096	520,956
Contract assets	7,35		12,100	10,078
Prepaid expenses	6		1,908,987	1,913,419
Guarantee deposits	5,34,35,36		63,516	51,739
Derivative financial assets	19,34,35,38		123,999	25,428
Inventories, net			23,355	8,962
Non-current assets held for sale	40		—	20,000
Advanced payments and others	5,34,35		48,336	16,104

			5,498,460	4,681,493

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,155,188	1,476,361
Investments in subsidiaries, associates and joint ventures	9,40		4,621,807	4,841,139
Property and equipment, net	10,12,36		9,519,663	9,318,408
Investment property, net	11		52,023	45,100
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,693,400	3,203,330
Long-term loans, net	5,34,35,36		194	201
Long-term accounts receivable – other	5,34,35,37		377,858	287,179
Long-term contract assets	7,35		20,998	19,399
Long-term prepaid expenses	6		935,710	951,441
Guarantee deposits	5,34,35,36		92,019	106,091
Long-term derivative financial assets	19,34,35,38		126,737	152,084
Defined benefit assets	18		31,225	—
Other non-current assets			249	249

			20,933,661	21,707,572

Total Assets		~~W~~	26,432,121	26,389,065

(Continued)

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	2,334,484	2,072,195
Contract liabilities	7		80,654	72,624
Withholdings	34,35		604,681	608,069
Accrued expenses	34,35		871,095	764,863
Income tax payable	31		82,554	158,837
Provisions	17,39		31,651	54,137
Short-term borrowings	15,34,35,38		100,000	—
Current installments of long-term debt, net	15,34,35,38		1,383,097	976,195
Lease liabilities	34,35,36,38		337,320	316,169
Current installments of long-term payables – other	16,34,35,38		398,874	398,823
Other current liabilities	34,35		11,725	4,565

			6,236,135	5,426,477

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		5,705,873	5,835,400
Long-term borrowings, excluding current installments, net	15,34,35,38		640,000	300,000
Long-term payables – other	16,34,35,38		1,239,467	1,611,010
Long-term contract liabilities	7		12,745	9,149
Long-term derivative financial liabilities	19,34,35,38		302,593	321,025
Long-term lease liabilities	34,35,36,38		1,041,991	1,045,926
Long-term provisions	17		65,754	42,432
Deferred tax liabilities	31		754,321	883,311
Defined benefit liabilities	18		—	6,902
Other non-current liabilities	34,35		49,860	44,577

			9,812,604	10,099,732

Total Liabilities			16,048,739	15,526,209

Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,506,693)	(4,576,271)
Retained earnings	24,25		14,691,461	14,770,618
Reserves	26		168,121	638,016

Total Shareholder’s Equity			10,383,382	10,862,856

Total Liabilities and Shareholder’s Equity		~~W~~	26,432,121	26,389,065

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Operating revenue:	27,36
Revenue		~~W~~	12,414,588	12,102,830
Operating expenses:	36
Labor			992,964	953,849
Commissions	6		4,792,121	4,817,920
Depreciation and amortization			2,693,630	2,766,981
Network interconnection			532,621	561,321
Leased lines			191,212	206,499
Advertising			161,294	117,969
Rent			121,067	115,271
Cost of goods sold			544,286	470,565
Others	28		1,064,262	978,132

			11,093,457	10,988,507

Operating profit			1,321,131	1,114,323
Finance income	30		134,965	435,635
Finance costs	30		(387,606)	(254,835)
Other non-operating income	29		45,162	69,662
Other non-operating expenses	29		(29,005)	(49,489)
Gain relating to investments in subsidiaries, associates and joint ventures, net	9		61,603	54,051

Profit before income tax			1,146,250	1,369,347
Income tax expense	31		276,760	295,524

Profit for the year		~~W~~	869,490	1,073,823

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	3,921	3,183
Diluted earnings per share (in won)			3,919	3,181

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Profit for the year		~~W~~	869,490	1,073,823
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(4,899)	(9,379)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	26,30		(481,023)	289,764
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		(13,792)	16,807

Other comprehensive income for the year, net of taxes			(499,714)	297,192

Total comprehensive income		~~W~~	369,776	1,371,015

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)		Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, January 1, 2021
Total comprehensive income (loss):		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Profit for the year			—	—	—	—	—	—	—	1,073,823	—	1,073,823
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(9,379)	306,571	297,192
			—	—	—	—	—	—	—	1,064,444	306,571	1,371,015
Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends	33		—	—	—	—	—	—	—	(355,804)	—	(355,804)
Share option	23		—	—	—	—	56,386	19,112	75,498	—	—	75,498
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(76,111)	—	—	—	(76,111)	—	—	(76,111)
Disposal of treasury shares	21		—	—	141,469	—	—	(84,452)	57,017	—	—	57,017
Retirement of treasury shares	21		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—
Changes from spin-off	20,41		(14,146)	(1,144,887)	35,037	—	(10,701)	(5,767,210)	(6,887,761)	—	—	(6,901,907)

			(14,146)	(1,144,887)	2,066,347	—	45,685	(5,832,550)	(4,865,405)	(2,978,466)	—	(7,858,017)

Balance, December 31, 2021		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856

Balance, January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	869,490	—	869,490
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(29,819)	(469,895)	(499,714)

			—	—	—	—	—	—	—	839,671	(469,895)	369,776

Transactions with owners:								—	—
Annual dividends	33		—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends	33		—	—	—	—	—			(542,876)	—	(542,876)
Share option	23		—	—	—	—	47,129	25,132	72,261	—	—	72,261
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Transactions of treasury shares	21		—	—	20,612	—	(92,234)	68,939	(2,683)	—	—	(2,683)

			—	—	20,612	—	(45,105)	94,071	69,578	(918,828)	—	(849,250)

Balance, December 31, 2022		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	869,490	1,073,823
Adjustments for income and expenses	38		3,470,169	3,128,696
Changes in assets and liabilities related to operating activities	38		214,858	(180,847)

			4,554,517	4,021,672
Interest received			31,516	23,109
Dividends received			50,927	326,759
Interest paid			(220,723)	(202,547)
Income tax paid			(343,956)	(249,164)

Net cash provided by operating activities			4,072,281	3,919,829

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			201,376	137,000
Collection of short-term loans			115,121	130,833
Decrease in long-term financial instruments			330,032	—
Proceeds from disposals of long-term investment Securities			55,114	17,116
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			382,114	139,668
Proceeds from disposals of non-current assets held for sale			20,136	—
Proceeds from disposals of property and equipment			12,795	55,658
Proceeds from disposals of intangible assets			3,680	4,843

			1,120,368	485,118
Cash outflows for investing activities:
Increase in short-term loans			(122,506)	(97,628)
Increase in long-term financial instruments			(330,032)	—
Acquisitions of long-term investment securities			(372,672)	(24,912)
Acquisitions of investments in subsidiaries, associates and joint ventures			(93,215)	(414,467)
Acquisitions of property and equipment			(2,074,860)	(1,863,200)
Acquisitions of intangible assets			(91,914)	(336,558)

			(3,085,199)	(2,736,765)

Net cash used in investing activities		~~W~~	(1,964,831)	(2,251,647)

(Continued)

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	100,000	—
Proceeds from long-term borrowings			440,000	300,000
Proceeds from issuance of debentures			1,050,820	507,876
Cash inflows from settlement of derivatives			768	332

			1,591,588	808,208
Cash outflows for financing activities:
Repayments of long-term borrowings			(7,096)	(12,824)
Repayments of long-term payables – other			(400,245)	(425,349)
Repayments of debentures			(970,000)	(700,000)
Payments of dividends			(904,020)	(997,748)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(344,199)	(341,186)
Acquisition of treasury shares			—	(76,111)
Cash outflows resulting from spin-off			—	(78,800)

			(2,640,326)	(2,646,784)

Net cash used in financing activities			(1,048,738)	(1,838,576)

Net increase (decrease) in cash and cash equivalents			1,058,712	(170,394)
Cash and cash equivalents at beginning of the year			158,823	329,208
Effects of exchange rate changes on cash and cash equivalents			(31)	9

Cash and cash equivalents at end of the year		~~W~~	1,217,504	158,823

The accompanying notes are an integral part of the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2022, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,846,066	7.69
Institutional investors and other shareholders	131,671,103	60.17
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

On November 1, 2021, the date of spin-off the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments. (See note 41)

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 7, 2023, which will be submitted for approval at the shareholders’ meeting to be held on March 28, 2023.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement;

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets.

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (23), and 6), property and equipment and intangible assets (notes 3 (7), (9), 10 and 14), impairment of goodwill (notes 3 (12) and 13), recognition of provision (notes 3 (17) and 17), measurement of defined benefit liabilities (notes 3 (16) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (24) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 35.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021, except for the adoption of new and revised KIFRS applied from January 1, 2022, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

(1) Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2) Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

3.	Significant Accounting Policies, Continued

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5) Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

4) Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

3.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

3.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

3.	Significant Accounting Policies, Continued

(7) Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

3.	Significant Accounting Policies, Continued

(7) Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8) Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

3.	Significant Accounting Policies, Continued

(9) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.4 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Significant Accounting Policies, Continued

(10) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11) Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

3.	Significant Accounting Policies, Continued

(12) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.	Significant Accounting Policies, Continued

(13) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

3.	Significant Accounting Policies, Continued

(13) Leases, Continued

1) As a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

3.	Significant Accounting Policies, Continued

(14) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with KIFRS 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15) Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

3.	Significant Accounting Policies, Continued

(16) Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

3.	Significant Accounting Policies, Continued

(16) Employee benefits, Continued

5) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

3.	Significant Accounting Policies, Continued

(18) Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

3.	Significant Accounting Policies, Continued

(19) Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(20) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21) Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22) Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

3.	Significant Accounting Policies, Continued

(23) Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

3.	Significant Accounting Policies, Continued

(24) Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

3.	Significant Accounting Policies, Continued

(25) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

3.	Significant Accounting Policies, Continued

(25) Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	The expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(26) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

3.	Significant Accounting Policies, Continued

(27) Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2022. The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to KIFRS 1012).

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	KIFRS 1117 Insurance Contracts and amendments to KIFRS 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001).

•	Definition of Accounting Estimates (Amendments to KIFRS 1008).

Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the year ended December 31, 2022 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

	By:	/s/ Hee Jun Chung
(Signature)
		Name:	Hee Jun Chung
		Title:	Vice President

Date: February 24, 2023